SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                          INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO
                    RULE 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)

                                (Amendment No.1)*

                            SUNSTAR HEALTHCARE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   867939-10-0
                                 (CUSIP Number)


                                November 11, 1999
              (Date of Event which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [  ]      Rule 13d-1(b)
          [X]    Rule 13d-1(c)
          [  ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




CUSIP No. 867939-10-0                                                 13G
    1

Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)
     Bernard Levine, M.D.

 2

Check the Appropriate Box if a Member of a Group*
                                                                 (a)   [ ]
     N/A                                                        (b)   [ ]
   3

SEC Use Only

 4

Citizenship or Place of Organization

United States

      Number of
       Shares
    Beneficially
      Owned By
        Each
      Reporting
       Person
        With
   5

Sole Voting Power
                                        136,100

 6

Shared Voting Power
                                 0

 7

Sole Dispositive Power
                                        136,100


 8

Shared Dispositive Power
                                        0

 9

Aggregate Amount Beneficially Owned By Each Reporting Person
  136,100

10

Check Box if the Aggregate Amount in Row (9) excludes Certain Shares*                                      [ ]

11

Percent of Class Represented by Amount in Row (9)
 4.7%

   12

Type of Reporting Person*
  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1(a).          Name of Issuer:

                    SunStar Healthcare, Inc.


Item 1(b).          Address of Issuer's Principal Executive
Offices:

                    300 International Drive, Suite 230,
Heathrow, Florida 32746

Item 2(a).          Name of Person Filing:

                    Bernard Levine, M.D.


Item 2(b).          Address of Principal Business Office or, if
None, Residence:

                    210 Riverside Drive, New York, New York
10025

Item 2(c).          Citizenship:

                    United States


Item 2(d).          Title of Class of Securities:

                    Common Stock, $.001 par value


Item 2(e).          CUSIP Number:

                      867939-10-0


Item 3.             If This Statement is Filed Pursuant to
                    Rule 13d-1(b), or 13d-2(b) or (c), Check
                    Whether the Person Filing is a:

                    Not Applicable.

Item 4.             Ownership.

     (a) Amount beneficially owned: 136,100 shares of Common Stock.

     (b)       Percent of class:  4.7%

     (c)       Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote:
136,100

               (ii)    Shared power to vote or to direct the vote:
0
               (iii)   Sole power to dispose or to direct the
disposition of:  136,100



               (iv)    Shared power to dispose or to direct the
disposition of:  0

Item 5.     Ownership of Five Percent of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7.     Identification and Classification of the
Subsidiary Which Acquired the Security
            Being Reported on by the Parent Holding
Company.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9.     Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 1999


/s/ Bernard Levine, M.D.
Bernard Levine, M.D.